

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed November 24, 2021**
> **File No. 333-259464**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 2 to Form F-3 filed November 24, 2021

Prospectus Cover Page, page i

1. We note your disclosure in response to comment 2. Please revise to refrain from using terms such as "we," "us," or "our" when describing activities or functions of a subsidiary and clearly disclose how you will separately refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

2.	We note your disclosure in response to comment 3. Please expand the discussion regarding how cash is transferred through your organization to provide disclosure of whether any transfers have been made to date and your intentions to distribute earnings or settle amounts owed under any agreements through your organization.

Prospectus Summary, page 1

3.	We note your revised disclosure in response to comment 4. Please revise to clearly disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

	You may contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 if you have any questions.

			Sincerely,

			Division of Corporation Finance
			Office of Trade & Services